Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML announces 2008 Fourth Quarter and Full Year Results
ASML drives key technology developments and implements a more effective cost-
structure during downturn
VELDHOVEN, the Netherlands, January 15, 2009 — ASML Holding NV (ASML) today announces 2008 fourth quarter and full year results according to US GAAP as follows:
•	Q4 2008 net sales of EUR 494 million versus Q3 2008 net sales of EUR 696 million (Q4 2007 net sales of EUR 955 million). Full year 2008 net sales were EUR 2,954 million, down 21.6 percent versus 2007 net sales of EUR 3,768 million.

•	Q4 2008 net loss of EUR 88 million, or 17.8 percent of net sales, including restructuring and impairment charges of EUR 138 million. Excluding the effect of these fourth quarter charges net of taxes, ASML would have booked net income of EUR 11 million or 2.3 percent of net sales, versus Q3 2008 net income of EUR 73 million or 10.5 percent of net sales (Q4 2007 net income of EUR 193 million or 20.2 percent of net sales). Full year 2008 net income amounted to EUR 322 million or 10.9 percent of net sales, down from 2007 net income of EUR 671 million or 17.8 percent of net sales.

•	Q4 2008 net bookings valued at EUR 127 million with 13 systems including 5 new and 8 used systems, leading to an order backlog valued at EUR 755 million as of December 31, 2008.
“As per our December 18, 2008 announcement, net sales in the fourth quarter of 2008 fell just below EUR 500 million and net bookings were very weak, confirming the major

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impact of the worldwide recession on the semiconductor equipment industry,” said Eric Meurice, president and Chief Executive Officer of ASML. “Fourth quarter sales were impacted compared with previous guidance, as three systems were delayed by memory customers. Low fourth quarter bookings of 13 units were the result of a virtual freeze in capital expenditure by most customers, due to declining utilization rates and the inability of some customers to finance their technology transition plans. In view of the medium-term market prospects, we took restructuring and impairment charges in the fourth quarter of EUR 138 million, reflecting our implementation of measures to structurally lower our cost base and the introduction of new, more cost-competitive, scanner models,” Meurice said.
Operations Update
Full year 2008 net sales of EUR 2,954 million consisted of system sales of EUR 2,517 million, as the company shipped a total of 151 systems, including 115 new and 36 used, and net service and field option sales which amounted to EUR 437 million. 2007 net sales of EUR 3,768 million consisted of net system sales of EUR 3,351 million, as the company shipped a total of 260 systems, including 235 new and 25 used, and net service and field option sales of EUR 417 million.
In Q4 2008, ASML’s net sales of EUR 494 million included 15 new and 10 used systems, totaling net system sales of EUR 381 million, and net service and field options sales of EUR 113 million. Net system sales for Q3 2008 included the shipment of 26 new and 11 used machines, totaling EUR 591 million, and net service and field options sales of EUR 105 million.
The Q4 2008 average selling price for a new system was EUR 20.4 million, compared with the Q3 2008 average selling price for a new system of EUR 21.6 million. The Q4 2008 average selling price for all ASML systems sold was EUR 15.2 million, compared with the Q3 2008 ASP of EUR 16.0 million.
Q4 2008 net bookings totaled 13 systems valued at EUR 127 million.

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ASML’s order backlog as of December 31, 2008 was EUR 755 million, totaling 41 systems with an average selling price of EUR 18.4 million. ASML’s backlog as of September 28, 2008 was valued at EUR 1,028 million, totaling 53 systems with an average selling price of EUR 19.4 million.
In Q4 2008, ASML generated a net loss of EUR 88 million, including exceptional restructuring and impairment charges of EUR 138 million, or a net loss of EUR 0.20 per ordinary share as compared with a net income in Q3 2008 of EUR 73 million or EUR 0.17 per ordinary share. We recorded net income of EUR 322 million (EUR 0.75 per ordinary share) for the full year, compared with EUR 671 million (EUR 1.45 per ordinary share) for 2007.
The company’s Q4 2008 gross margin was 7.9 percent. Excluding restructuring and impairment charges gross margin would have been 35.5 percent. This margin is the result of a lower level of net sales and compares with the Q3 2008 gross margin of 38.1 percent.
Q4 2008 research and development (R&D) costs were EUR 127 million net of credits (including impairment charges of EUR 1 million) down from Q3 2008 R&D costs of EUR 130 million net of credits.
Selling, general and administrative (SG&A) costs were EUR 47 million in Q4 2008 (including restructuring charges of EUR 1 million), compared with SG&A costs of EUR 52 million in Q3 2008.
Net cash used was EUR 204 million in Q4 2008. The major items affecting this cash outflow were: suddenly delayed system deliveries which had an impact on inventories for which we still paid our suppliers, back-end loaded shipments for which receivables were not due in the quarter, paid income taxes for prior years, and investments in our new Extreme Ultraviolet (EUV) factory. ASML ended Q4 2008 with EUR 1,109 million in cash and cash equivalents, compared with EUR 1,313 million by the end of Q3.

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Outlook
“The severity of the global economic downturn has caused semiconductor manufacturers to delay their investment plans. The uncertainty as to the timing of a semiconductor end-product demand pick up and the time needed to complete the current consolidation and restructuring activities in the memory sector, makes a recovery prediction impossible. We have therefore taken decisive actions to adjust our cost structure to cope with these exceptional economic circumstances so we can generate cash at a low level of sales, while not impacting our current aggressive technology development roadmap. In addition, we plan to maintain a level of manufacturing capacity to ramp production to customer needs without lengthy lead times, as the lithography market may pick up quickly once end-product demand recovers,” Meurice said.
ASML expects Q1 2009 net sales between EUR 180 million to EUR 200 million, and gross margin in Q1 2009 of about 8 percent. R&D expenditures are expected to be at EUR 117 million net of credits and SG&A costs are expected at EUR 44 million.
ASML will submit a proposal to the 2009 General Meeting of Shareholders to declare a dividend of EUR 0.20 per share (approximately EUR 86 million), representing 27 percent of net income per ordinary share, compared with a dividend of EUR 0.25 per ordinary share paid in 2008, representing 17 percent of net income per ordinary share.
ASML has reduced costs through a comprehensive company-wide efficiency program, while not impacting key research and development projects. We have been able to react quickly by using the flexibility of our business model, including significant use of contract and flexible labor. ASML still has an extensive pool of flexible contracts and we intend to avoid forced redundancies. By Q1 2009 we expect to have cut our operational expenses by EUR 50 million per quarter. We expect that these savings, in combination with reduced components purchasing and the assembly of components already in inventory, will help us generate a positive Q1 operating cash flow. Also, about half of our quarterly cost savings will be sustainable when the economy recovers, making ASML a much leaner and more profitable company.

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We will continue investing in our new Double Patterning and EUV lithography platforms to address the 32 nanometer node and beyond, in order to lead the semiconductor industry to the next generations of chip manufacturing technologies. Our EUV production system roadmap supports cost-effective chip manufacturing to 22 nanometers and smaller; we will start deliveries of five production systems already in 2010. In addition, ASML has developed a range of resolution enhancement techniques which leading vendors are implementing to reduce cost per chip. These techniques, from advanced illumination shaping to radical mask pattern enhancements, require powerful computational modeling and intimate knowledge of the scanner systems. This is a unique combination of capabilities in which ASML has established a leading role thanks to the know-how acquired through our Brion division.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,900 employees, serving chip manufacturers in more than 60 locations in 15 countries. For more information, visit our website: www.asml.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com
In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of income taxes. Quarterly IFRS statements of

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operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com
The consolidated balance sheets of ASML Holding N.V. as of December 31, 2008, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended December 31, 2008 as presented in this press release are unaudited.
2008 Annual Report on Form 20-F
ASML will publish its 2008 Annual Report on Form 20-F on January 26, 2009. The report will be published on our website at www.asml.com.
Press Conference
A press conference hosted by CEO Eric Meurice and CFO Peter Wennink will be held at 11:00 AM Central European Time / 05:00 AM Eastern U.S. time. To listen to the press conference, access is available via www.asml.com
A presentation about 2008 fourth quarter and full year results is available on www.asml.com
A video statement of CFO Peter Wennink is available on www.asml.com
A replay of the Investor and Media Call will be available on www.asml.com
Investor and Media Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 20 531 5856 and the US +1 706 679 0473. To listen to the conference call, access is also available via www.asml.com
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements,

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including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers’ products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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